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5/30/14

SEC 14040612 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
165587

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/01/13** (mm/dd/yy) AND ENDING **3/31/2014** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seedchange Execution Services Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Jackson Street, Suite B
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Smith **650-703-3749**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/4/14

OATH OR AFFIRMATION

I, **Kevin Smith**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seedchange Execution Services Inc.**, as of **March 31, 2014**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 29th day of May, 2014, by KEVIN DUANE SMITH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature]

Notary Public

[signature]
Signature

President
Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAY 30 2014

Washington, DC
124

Seedchange Execution Services Inc.

Annual Audit Report

March 31, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Seedchange Execution Services Inc.

Annual Audit Report

March 31, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Seedchange Execution Services Inc.
Notes to the Financial Statements
March 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
Seedchange Execution Services Inc.
San Francisco, California

Report on the Financial Statements
We have audited the accompanying financial statements of Seedchange Execution Services Inc., (a Delaware corporation), which comprise the statement of financial condition as of March 31, 2014, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seedchange Execution Services Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

E Wintter + Associates

May 20, 2014

Seedchange Execution Services Inc.

Statement of Financial Condition

March 31, 2014

Assets		
Cash	$	19,025
Accounts receivable		3,900
Total Assets	$	22,925
Liabilities and Stockholder's Equity		
Accounts payable	$	2,202
Total Liabilities		2,202
Stockholder's Equity		
Common stock; $.0001 par value, 100 shares issued and outstanding	$	1
Additional paid in capital		32, 499
Accumulated deficit		(11,777)
Total Stockholder's Equity		20,723
Total Liabilities and Stockholder's Equity	$	22,925

See independent auditor's report and accompanying notes.

Seedchange Execution Services Inc.

Statement of Loss

For the Year March 31, 2014

Revenue		
Fee income	$	4,350
Total Revenue		4,350
Operating Expenses		
Regulatory fees		7,482
Professional fees		4,400
Other operating expenses		1,770
Total Expenses		13,652
Net Loss	$	(9,302)

See independent auditor's report and accompanying notes.

Seedchange Execution Services Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2014

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
April 1, 2013	$ 1	$ 11,499	$ (2,475)	$ 9,025
Capital Contributions		21,000		21,000
Net Loss			(9,302)	(9,302)
March 31, 2014	$ 1	$ 32,499	$ (11,777)	$ 20,723

See independent auditor's report and accompanying notes.

Seedchange Execution Services Inc.

Statement of Cash Flows

For the Year Ended March 31, 2014

Cash Flows from Operating Activities		
Net loss	$	(9,302)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(3,900)
Increase (decrease) in:		
Accounts payable		2,202
Net Cash Used in Operating Activities		(11,000)
Cash Flows from Financing Activities		
Capital Contributions		21,000
Net Cash Provided by Financing Activities		21,000
Net Increase in Cash and Cash Equivalents		10,000
Cash and cash equivalents at beginning of year		9,025
Cash and Cash Equivalents at End of Year	$	19,025

See independent auditor's report and accompanying notes.

Seedchange Execution Services Inc.
Notes to the Financial Statements
March 31, 2014

1. Organization

Seedchange Execution Services Inc.. (the "Company") was organized as a Delaware corporation on May 8, 2012. The Company is owned by its sole stockholder, Seedchange Inc. ("Parent"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on September 6, 2013. The Company primarily engages in the marketing and sale to accredited investors of securities issued by early stage technology companies.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue Recognition
Private placement fees are primarily earned from providing private placement and financial advisory services related to securities transaction. Revenue is recognized when earned by a funding event.

Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At March 31, 2014, the Company's net capital was $16,823 which exceeded the requirement by $11,823.

Seedchange Execution Services Inc.
Notes to the Financial Statements
March 31, 2014

4. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of March 31, 2014 are as follows:

Federal	$ 1,900
State	1,600
Subtotal	3,500
Valuation allowance	(3,500)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards. A valuation allowance of $3,500 has been established for those deferred tax assets that will more likely than not be unrealized. There was no current federal or state provision.

At March 31, 2014, the Company has available both federal and state NOL carryforward totaling $12,577 and $11,777, respectively. The federal and California NOL carryforwards begin expiring in the year ending March 31, 2033.

5. Related Party Transactions

The Company has an expense sharing agreement with Parent. Parent provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate Parent, unless requested by Parent. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Risk Concentration

For the year ending March 31, 2014, 100% of fee income was earned from three clients.

7. Subsequent Events

The Company has evaluated subsequent events through May 20, 2014, the date when the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Seedchange Execution Services Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2014

Net Capital		
Total stockholder's equity	$	20,723
Less non allowable assets:		
Accounts receivable		3,900
Total non-allowable assets		3,900
Net Capital		16,823
Net minimum capital requirement of 12.5% of aggregate indebtedness of $2,202 or $5,000, whichever is greater		5,000
Excess Net Capital	$	11,823

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2014)

The were no material differences noted in the Company's net capital computation at March 31, 2014

See independent auditor's report and accompanying notes.

Seedchange Execution Services Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended March 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Stockholder
Seedchange Execution Services Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Seedchange Execution Services Inc., as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered Seedchange Execution Services Inc.'s internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Seedchange Execution Services Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Seedchange Execution Services Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Seedchange Execution Services Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Seedchange Execution Services Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Seedchange Execution Services Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Seedchange Execution Services Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Seedchange Execution Services Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

F. Wirth + Associates

May 20, 2014